UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ---------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                    ---------
                         For the month of November 2004

                        Commission File Number: 001-31368

                                 SANOFI-AVENTIS
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]           Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [ ]                       No [X]

     If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On November 4, Sanofi-Aventis (formerly known as Sanofi-Synthelabo) issued the press release attached hereto as Exhibit 99.1, relating to the terms of its mandatory offer for the shares of Hoechst Aktiengesellschaft. Exhibit 99.1 is incorporated herein by reference.

     On November 5, 2004, Sanofi-Aventis published the notice attached hereto as
Exhibit 99.2 on its website (www.sanofi-aventis.com), announcing that as at Thursday, November 4, 2004, 18.00 hours (CET) Sanofi-Aventis's mandatory offer for the shares in Hoechst Aktiengesellschaft has been accepted for 142,504 shares in Hoechst Aktiengesellschaft, representing 0.03% of the share capital and the voting rights of Hoechst Aktiengesellschaft. Exhibit 99.2 is incorporated herein by reference.

     On November 5, 2004, Sanofi-Aventis published the notice attached hereto as
Exhibit 99.3 on its website, announcing the determination by Aventis of the cash compensation to be offered by Aventis in connection with its intended squeeze-out of the minority shareholders of Hoechst AG. Exhibit 99.3 is incorporated herein by reference.

                                  EXHIBIT LIST

Exhibit No.                       Description
-----------                       -----------
Exhibit 99.1 Press Release, dated November 4, 2004, issued by Sanofi-Aventis relating to the terms of its mandatory offer for the shares of Hoechst AG.

Exhibit 99.2 Notice, dated November 4, 2004, announcing number of Hoechst shares tendered into mandatory offer by Sanofi-Aventis to the shareholders of Hoechst AG, as of November 4, 2004 at 18:00 hours (CET).

Exhibit 99.3 Notice, dated November 5, 2004, announcing the determination by Aventis of the cash compensation to be offered by Aventis in connection with its intended squeeze-out of the minority shareholders of Hoechst AG.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: November 5, 2004                     SANOFI-AVENTIS


                                            By:    /s/ Jean-Claude Leroy
                                               ---------------------------------
                                               Name:   Jean-Claude Leroy
                                               Title:  Senior Vice President &
                                                       Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.                        Description
-----------                        -----------
Exhibit 99.1 Press Release, dated November 4, 2004, issued by Sanofi-Aventis relating to the terms of its mandatory offer for the shares of Hoechst AG.

Exhibit 99.2 Notice, dated November 4, 2004, announcing number of Hoechst shares tendered into mandatory offer by Sanofi-Aventis to the shareholders of Hoechst AG, as of November 4, 2004 at 18:00 hours (CET).

Exhibit 99.3 Notice, dated November 5, 2004, announcing the determination by Aventis of the cash compensation to be offered by Aventis in connection with its intended squeeze-out of the minority shareholders of Hoechst AG.